EXHIBIT 99.1

                                 RISK FACTORS

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

Our Operating Results May Fluctuate Significantly and We May Not Be Able to Maintain Our Existing Growth Rate.

Although we have had significant revenue and earnings growth in recent quarters, we may not be able to sustain these growth rates and we may experience significant fluctuations in our revenue and earnings in the future. Our operating results will depend on many factors, including the following:

    - our ability to develop, manufacture and deliver products in a timely and cost-effective manner;
    - whether we encounter low levels of usable product produced during each manufacturing step (our "yield");
    - our ability to expand our production of Silicon Carbide ("SiC") wafers and devices;
    - demand for our products;
    - demand for our customers' products;
    - competition; and
    - general industry and global economic conditions.

Our future operating results could be adversely affected by these or other factors. If our future operating results are below the expectations of stock market analysts or our investors, our stock price may decline.

If We Experience Poor Production Yields, Our Operating Results May Suffer.

Our SiC products are manufactured using technologies that are highly complex. Our customers incorporate our products into high volume applications such as automotive dashboards, wireless handsets, full color video displays and gemstones, and they insist that our products meet exact specifications for quality, performance and reliability.

The number of usable crystals, wafers and devices that result from our production processes can fluctuate as a result of many factors, including the following:

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    - impurities in the materials used;
    - contamination of the manufacturing environment;
    - equipment failure, power outages or variations in the manufacturing process;
    - losses from broken wafers or other human error; and
    - defects in packaging.

Because many of our manufacturing costs are fixed, if our yields decrease our operating results would be adversely affected. For this reason, we are constantly trying to improve our yields.

In the past, we have experienced difficulties in achieving acceptable yields on new products, which has adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. These problems could significantly affect our future operating results.

If We Are Unable to Produce Adequate Quantities of Our High Brightness Blue and Green LEDs, Our Operating Results May Suffer.

We are currently beginning the manufacture of commercial quantities of high brightness blue and green LEDs, and as a result we have incurred certain fixed costs. We believe that high volume production of these products will be important to our future operating results. Achieving greater volumes requires improved production yields for these products. Successful production of these products is subject to a number of risks, including the following:

    - our ability to consistently manufacture these products in volumes large enough to cover our fixed costs and satisfy our customers' requirements;
    - our ability to improve our yields and reduce the costs associated with the manufacture of these products; and
    - whether these products gain market acceptance.

Our inability to produce adequate quantities of our high brightness blue and green products would have a material adverse effect on our business, results of operations and financial condition.

Our Operating Results Are Substantially Dependent on the Development of New Products Based on Our Core SiC Technology.

Our future success will depend on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner and we must secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development

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and introduction of new products.  Products currently under development  include high power radio frequency and microwave devices, power devices, blue laser diodes and high temperature devices. The successful development and introduction of these products depends on a number of factors, including the following:

    - achievement of technology breakthroughs required to make commercially viable devices;
    - the accuracy of our predictions of market requirements and evolving standards;
    - acceptance of our new product designs;
    - the availability of qualified development personnel;
    - our timely completion of product designs and development;
    - our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales; and
    - acceptance of our customers' products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-efficient manner.

We Depend on a Few Large Customers.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect that trend to continue. For example, for fiscal 1998 our top five customers accounted for 81% of our total revenue. For the six months ended December 27, 1998, our top five customers accounted for 79% of our total revenue. (These percentages consider sales to a distributor as sales to one customer). Sales to Siemens AG during both periods accounted for 40% of our total revenue. In addition, sales to C3, Inc. accounted for 11% of our total revenue in fiscal 1998 and 18% of our total revenue in the six months ended December 27, 1998. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them.

The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results will suffer. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.

We Face Challenges Relating to Expansion of Our Production and Manufacturing Facility.

In order to increase production at our new facility, we must add critical new equipment, move existing equipment and complete the remaining phases of building out the facility. We are in the process of completing this build-out and expect to construct additional facilities in the future. Expansion activities such as these are subject to a number of risks, including the following:

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    - unforeseen environmental or engineering problems relating to existing or new facilities;
    - unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;
    - unavailability of funds necessary for expansion;
    - work stoppages and delays; and
    - delays in bringing production equipment on-line.

These and other risks may affect the ultimate cost and timing of the build-out of our existing facility, as well as the construction of new facilities, which could adversely affect our business, results of operations and financial condition.

The Ongoing Operation of Our Manufacturing Facility Is Critical to Our Business.

In November 1997, we acquired our present principal facility in Durham, North Carolina, which includes a total of 172,000 square feet. The ongoing operation of this facility is crucial to our strategy of expanding our manufacturing capacity to meet demand for our SiC products now and in the future.

We began commercial production of products from this facility in August 1998. We expect that production from the facility will increase throughout the remainder of fiscal 1999 and into fiscal 2000. A number of factors will affect the successful operation of this facility and our business, including the following:

    - demand for our products;
    - our production yields;
    - our ability to generate revenues in amounts that cover the significant fixed costs of operating our facility;
    - our ability to hire, train and manage qualified production personnel;
      and
    - our inability to use all or a significant portion of our facility for prolonged periods of time for any reason -- for example, a fire or explosion caused by our use of combustible chemicals and high temperatures during certain of our manufacturing processes.

We Face Significant Challenges Managing Our Rapid Growth.

We are experiencing a period of significant growth that will continue to place a great strain on our management and other resources. We have grown from 188 employees on December 31, 1996 to 297 employees on December 27, 1998 and from revenues of $29.0 million for the fiscal



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year ended June 30,  1997 to $42.5  million  for the fiscal  year ended June 28,
1998. To manage our growth effectively, we must continue to:

    - implement and improve operational systems;
    - maintain adequate physical plant, manufacturing facilities and equipment to meet customer demand;
    - add experienced senior level managers; and
    - attract and retain qualified people with experience in engineering, design, technical marketing and support.

We will spend substantial amounts of money in connection with our rapid growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business, operating results and financial condition could be adversely affected.

The Markets In Which We Operate Are Highly Competitive.

The market for our products is highly competitive. Although we believe our SiC-based LEDs offer substantial advantages, competitors currently sell blue and green LEDs made from sapphire wafers that are brighter than the high brightness LEDs we currently produce. In addition, we believe that other firms (including certain of our customers) may seek to enter the blue and green LED market in the future. For example, Siemens AG and Shin-Etsu Handotai Co. Ltd. license certain of our LED technology, which may facilitate their entrance into our LED markets. The market for SiC wafers is also becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so.

Also, other firms may develop new or enhanced products that are more effective than any that we have developed or may develop. These firms may develop technology that produces commercial products with characteristics similar to SiC-based products, but at a lower cost. Many existing and potential competitors have far greater financial, marketing and other resources than we do. We believe that present and future competitors will aggressively pursue the development and sale of competing products. We also expect significant competition for products we are currently developing, such as those for use in microwave communications.

We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

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We Rely on a Few Key Suppliers.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our SiC products, including key materials and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. If we were to lose such key suppliers, our manufacturing efforts could be hampered significantly. Although we believe our relationship with our suppliers is good, we cannot assure you that we will continue to maintain good relationships with such suppliers or that such suppliers will continue to exist.

If Government Agencies or Other Customers Discontinue Their Funding for Our Research and Development of SiC Technology, Our Business May Suffer.

In the past, government agencies and other customers have funded a significant portion of our research and development activities. If this support is discontinued or reduced, our ability to develop or enhance products could be limited and our business, results of operations and financial condition could be adversely affected.

We Depend Heavily on Key Personnel.

Our success depends in part on keeping key technical and management personnel. For example, some of the equipment used in the production of our products must be modified before it is put to use and only a limited number of employees possess the expertise needed to perform these modifications. Furthermore, the number of individuals with experience in the production of SiC and related products is limited, and our future success depends in part on retaining those individuals who are already employees.

We must also continue to attract qualified personnel. The competition for qualified personnel is intense, and the number of people with the experience that we need is limited. We cannot be sure that we will be able to continue to attract and retain other skilled personnel in the future.

Limitations on the Protection of Our Intellectual Property.

Our intellectual property position is based on patents exclusively licensed to us by North Carolina State University, also known as N.C. State, and on patents owned by us. The licensed patents give us rights to our SiC crystal growth process. The expiration dates on the U.S. patents we license from N.C. State run from 2007 to 2009. We also own 43 U.S. patents relating to various aspects of our technology and have other patent applications pending. The issued U.S. patents we own expire between 2008 and 2016. We have obtained (or licensed from N.C. State) a number of patents covering these same technologies in key foreign jurisdictions.

We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities, but we cannot be sure that any other patents will be issued on such applications or that our patents will not be contested. In the past, one of the important patents we license from N.C. State relating to crystal growth was subject to re-examination in the U.S. but we prevailed in the proceeding. Currently, the corresponding


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European  patent is being  challenged,  which  means that we could  lose  patent protection in certain European countries for this particular method. There is no assurance that other of our patents will not be contested. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to N.C. State or other parties and licensed to us) will provide significant commercial protection.

In addition to patent protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

Our Operations Could Infringe Upon the Intellectual Property Rights of Others.

Particular aspects of our technology could be found to infringe the claims of other existing or future patents. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses.

We Are Subject to Risks From International Sales.

Sales to customers located outside the U.S. accounted for about 69% of our revenue in fiscal 1996, about 79% of our revenue in fiscal 1997, about 74% of our revenue in fiscal 1998 and about 62% of our revenue in the first six months of fiscal 1999.

We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, the emergence of the Euro, trading restrictions, tariffs, trade barriers and taxes. Also, future U.S. Government or military export restrictions could limit or prohibit sales of our products to customers in certain countries because of their uses in military or surveillance applications.

Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

We Are Subject to Stringent Environmental Regulation.

We are subject to a variety of government regulations pertaining to chemical and waste discharges and other aspects of our manufacturing process. For example, we are responsible for the management of the hazardous materials we use and disposal of hazardous waste resulting from our manufacturing process. The proper handling and disposal of such hazardous material and waste requires us to comply with certain government regulations. We believe we are in full



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compliance with such regulations as of the date of this filing, but any failure, whether intentional or inadvertent, to comply with such regulations could have an adverse effect on our business. In addition, these regulations may affect our ability to expand or change our manufacturing facility.

Our Stock Price is Volatile.

The market price of our common stock has been and may continue to be subject to wide fluctuations. Factors affecting our stock price may include:

    - variations in operating results from quarter to quarter;
    - changes in earning estimates by analysts;
    - market conditions in the industry; and
    - general economic conditions.

Our stock price has fluctuated widely. For example, between November 1997 and January 1998 the price of our common stock dropped from approximately $29.50 to $13.50 per share. Between August 1998 and January 11, 1999, the price of our common stock rose from approximately $10.50 to $53.25 per share. Consequently, the current market price of our common stock may not be indicative of future market prices.

We Face Risks Concerning Year 2000 Issues.

We are evaluating all of our internal computers, computer equipment and other equipment with embedded technology against Year 2000 concerns. Although we believe our planning efforts are adequate to address our Year 2000 concerns, it is still possible that we could experience negative consequences and material costs caused by undetected errors or defects in the technology used in our internal systems. Our most significant Year 2000 risk is that the systems of other parties on which we rely, specifically our key suppliers, will not be compliant on a timely basis. Any disruption in delivery of supplies to us that is caused by a third party's failure to address Year 2000 issues would affect our ability to manufacture our products, which could result in a material adverse effect on our business, operating results and financial condition.

At this time, we are unable to estimate the most likely worst-case effects of the arrival of the Year 2000 and we do not have a contingency plan for any unanticipated negative effects.